Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON APRIL 4, 2023

The Board is pleased to announce that the resolution proposed at the EGM held on April 4, 2023 was duly passed by the Independent Shareholders as an ordinary resolution by way of poll.

Reference is made to the Notice of Extraordinary General Meeting (the “EGM”) dated February 20, 2023 (the “Notice”) and the circular to holders of the Company’s Shares (the “Shareholders”) dated February 20, 2023 (the “Circular”) of OneConnect Financial Technology Co., Ltd. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

POLL RESULTS OF THE EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held on April 4, 2023 at 13F, Building A, Bojin Business Plaza East Tower 1, 7th Tairan Road, Futian District, Shenzhen. The resolution at the EGM was duly passed by the Independent Shareholders as an ordinary resolution by way of poll.

As of the Share Record Date, the total number of issued Shares was 1,169,980,653 Shares (including 81,368,430 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan).

(i)	Bo Yu and Ping An Overseas (both of which are subsidiaries of Ping An) and (ii) Rong Chang Limited (which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang, who are in turn each a 50% nominee shareholder of a company which is indirectly interested in approximately 28.26% of the issued share capital of Lufax based on public information available to the Company as at the date of the EGM) were each considered to have material interests in the Disposal. As at the date of the EGM, (i) Bo Yu and Ping An Overseas together held 375,764,724 Shares (representing approximately 32.12% of the total issued share capital of the Company); and Rong Chang Limited was directly interested in 197,015,946 Shares (representing approximately 16.84% of the total issued share capital of the Company). Accordingly, Bo Yu, Ping An Overseas and Rong Chang Limited had abstained from voting on the resolution at the EGM. Save and except for the aforesaid, there was no Shareholder who was required under the Listing Rules to abstain from voting on the resolution proposed at the EGM and no Shareholder who was entitled to attend the EGM but was required to abstain from voting in favor of the resolution at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the EGM.

Accordingly, Independent Shareholders holding a total of 515,831,553 Shares were entitled to attend and vote for or against the resolution at the EGM.

In accordance with the provisions of the Listing Rules, voting on the resolution at the EGM was conducted by way of poll in accordance with the requirements of the articles of association of the Company. The poll results in respect of the resolution proposed at the EGM were as follows:

Ordinary Resolution	Number of Votes Cast and Percentage (%)
	For	Against

The equity transfer agreement dated November 24, 2022 (the “Equity Transfer Agreement”) entered into between Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) (“Shanghai OneConnect”) and Puhui Management Co., Ltd. (平安普惠企業管理有限公司) (“Puhui Management”), pursuant to which Shanghai OneConnect conditionally agreed to sell, and Puhui Management conditionally agreed to purchase, Shanghai OneConnect’s 40% equity interest in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) for a consideration of RMB199,200,000 be and is hereby approved, ratified and confirmed; and any one of more Directors of the Company be and is hereby authorized, in his or her absolute discretion deemed appropriate or expedient and in the interests of the Company and its shareholders as a whole, to do all such acts and things which he/she may consider necessary, desirable or expedient to implement the transactions contemplated under the Equity Transfer Agreement and completion thereof.

	481,794,098 99.9%	297,330 0.1%
As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution.

The Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM. All directors of the Company attended the EGM in person or by electronic means.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, April 4, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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